UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 30, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 30, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Harmony’s operating and financial results for the third quarter of the 2009 financial year ended 31 March 2009 will be released on SENS at 08:00 South African time on Friday, 8 May 2009 and simultaneously on the company’s website, www.harmony.co.za.
Conference call and presentation
Chief Executive Officer Graham Briggs, cordially invites you to join a conference call, during which he will lead a presentation on the results, at 09:00 and 15:00 South African time on Friday, 8 May 2009.
The presentation in support of the conference call will be available on the Harmony website from 8:30.
Live call

South Africa	Toll-Free	0 800 200 648
	Toll	011 535 3600

UK	Toll-free	0 800 917 7042

USA	Toll-free	1 800 860 2442
	Toll	1 412 858 4600

Australia	Toll-free	1 800 350 100

Canada	Toll-free	1 866 519 5086

Replay (Code 2668#)

South Africa	Toll	011 305 2030

USA	Toll	1 412 317 0088

UK	Toll-free	0808 234 6771

Other	Toll	011 305 2030

These numbers are also available on the Harmony website.